Cyber Informatix, Inc.
(A Nevada Corporation)
1645 Cyrene Drive, Carson, CA  90746
Tel: (306) 529-2652, Fax: (702) 543-4935
______________________________________________________________________________

January 29, 2009	EDGAR and FedEx Courier

Mark P. Shuman, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N. E.
Washington, D.C.  20549
USA

Dear Mr. Shuman:

Re:          Cyber Informatix, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-154610

Further to your letter of January 14, 2009, we re-submit our amended Form S-1 and have addressed your comments as follows:

COVER PAGE

1.
We have revised as per your comment. At the beginning of the text of the first paragraph, we have edited to include the statement; “This prospectus relates to an aggregate of 3,445,000 shares of common stock of Cyber Informatix, Inc. Of this total, the company is directly offering 2,500,000 common shares on a “best efforts” basis at $.02 per share.” In the first sentence of the second paragraph, we edited to include the statement; “This prospectus also relates to the remaining 945,000 issued shares of common stock of Cyber Informatix, Inc. which may be resold from time to time by certain selling stockholders of the company identified on page 20 of this prospectus”.

2.	We have revised as per your comment. We have deleted the eighth, ninth, and tenth sentences of the first paragraph. We have also eliminated the references to the jurisdiction of incorporation.

3.	We have revised as per your comment. We deleted the third and fourth sentences of the second paragraph.

4.
We have revised as per your comment. In the third paragraph, we have clarified by editing to include the following statement; “The 2,500,000 shares offered directly by the company will be offered and sold by our officers and directors without any discounts or other commissions. There will be no broker or dealer participation”.

______________________________________________________________________________
Cyber Informatix, Inc.

Cyber Informatix, Inc.
(A Nevada Corporation)
1645 Cyrene Drive, Carson, CA  90746
Tel: (306)529-2652, Fax: (702) 543-4935
______________________________________________________________________________

MANAGEMENT’S DISCUSSION AND ANAYSIS AND RESULTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Report on Internal Control over Financial Reporting, page 28

5.
We have revised as per your comment. On page 13, of “Risk Factors Related To Our Business”, we have provided appropriate risk disclosure regarding the material weaknesses under the heading, “Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.”  In the Management’s Discussion section on page 32 under Management’s Remediation Initiatives, we have provided a timetable and estimated cost for remediation.

6.
We have revised as per your comment. On page 28 under “Satisfaction of our cash obligations for the next 12 months”, we have added a statement that addresses and clarifies management’s commitment of funds for operations over the next twelve-month period.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 35

7.	We have revised as per your comment. On page 35, under the section Executive Compensation, General, we have identified Mr. Terry G. Bowering as a promoter in addition to Mr. Donald C. Jones.

UNDERTAKINGS, page 67

8.	We have revised as per your comment. On page 70, 71 of the S-1/A #2., “Undertakings”, we have deleted #4 and replaced it with revised statements for #4., and #5.

GENERAL

9.
We have acknowledged your General comment. We will include the acknowledgements in our filing of our letter of request for acceleration of effective date at such time as we clear your comments and are able to coordinate a specific date and time with yourself.

I have enclosed 2 copies of the “marked-up” version showing changes made and 2 copies of the “final and clean” version for your review. I have also included a copy of the updated Auditor Consent letter.

______________________________________________________________________________
Cyber Informatix, Inc.

Cyber Informatix, Inc.
(A Nevada Corporation)
1645 Cyrene Drive, Carson, CA  90746
Tel: (306)529-2652, Fax: (702) 543-4935
______________________________________________________________________________

If you have any questions, you can contact our Securities Lawyer, Mr. William Macdonald of Macdonald Tuskey Corporate & Securities Lawyers, (contact numbers below), or our Director, Secretary and Treasurer, Terry G. Bowering, at 306-529-2652.

Thank you.

Yours truly,

CYBER INFORMATIX, INC.

/s/ Donald C. Jones	/s/ Terry G. Bowering
Donald C. Jones	Terry G. Bowering
President and Director	Director
CEO, CFO, CAO	Secretary, Treasurer

c.c. Via Fax: 604-681-4760:  William L. Macdonald,
               Tel: 604-689-1022    Macdonald Tuskey Corporate & Securities Lawyers
          Vancouver, Canada

/Encl.

______________________________________________________________________________
Cyber Informatix, Inc.